Exhibit 99.1 Corporate Communications

CNH Industrial launches new organizational structure to accelerate global growth and profitability

•  Enhanced Company organizational structure focusing on its five global operating segments (Agriculture, Commercial & Specialty Vehicles, Construction, Powertrain, and Financial Services) supported by Global Functions addressing key synergy and development areas

•  Changes to Global Executive Committee (“GEC”) and members announced

•  Increased customer focus, fostering entrepreneurship and agility at segment level combined with greater leverage of global supply chain and innovation efforts

•  Further expansion in digitalization, automation and alternative propulsion systems

London, January 14, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI), one of the world’s largest capital goods companies, announced today it is laying the foundation for accelerated global growth and profitability by changing its organizational structure and strengthening and focusing its Global Executive Committee (“GEC”, formerly named “Group Executive Council”). The GEC is the operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the segments and making decisions on certain operational matters.

“Our industry is experiencing an ever-accelerating rate and growing magnitude of change fueled by megatrends such as digitalization, automation, electrification and servitization. Companies need to adapt, change and revitalize themselves continuously in order to meet these business challenges and successfully generate long-term value,” said Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial.

Consequently, the leadership of CNH Industrial conducted a detailed review into the way the Company does business. The assessment included, among other things, obtaining feedback from its customers and channel partners, reviewing internal processes and systems, as well as taking a close look at its organizational structure and governance.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

“While we found numerous areas of excellence, as indicated by our continued strong year-over-year performance, we also identified opportunities for improvement, such as changing our organizational set-up into the new organizational structure presented today,” noted Mr. Mühlhäuser.

Through the organizational changes announced today, CNH Industrial is seeking to become

•  more customer centric, by enhanced focus on its five strong operating segments whose mission will be based on meeting and exceeding customers’ expectations;

•  more entrepreneurial, by reducing complexity and empowering these operating segments, while retaining the right level of corporate control;

•  more lean and agile, by simplifying decision processes and streamlining the organizational structure;

•  more innovative, by enabling faster and more market focused innovations both in terms of hardware and software as well as new business models.

Overall, the Company’s organization will be significantly simplified by strengthening its five global segments supported by streamlined global functions. The former regional structure will be largely absorbed into the operating segments, thus bringing the businesses closer to their customers and accelerating decision-making processes.

Operating Segments

The five operating segments will be fully responsible for the global growth and performance of their respective businesses, increasing focus and accountability. Each operating segment will have Product Line Leaders, Brand Leaders and Support Function Leaders.

•  Product Line Leaders will manage global product roadmaps and introductions as well as product cost and quality to ensure global consistency.

•  Brand Leaders will manage all commercial and go-to-market aspects including the ideal positioning of our industry-leading brands.

•  Support Function Leaders will drive segment specific processes and systems including Finance, Information Communication Technologies and Talent, amongst others.

The five operating segments and the GEC members leading each of them are:

•  Agriculture comprising the global agricultural brands of Case IH and New Holland Agriculture, together with the regional brand of STEYR. The Agricultural segment will be led by Derek Neilson, President Agriculture, who was the former COO of the EMEA region, a role he held since 2015.

•  Commercial and Specialty Vehicles including commercial vehicles brand IVECO, bus and coach brands IVECO BUS and Heuliez Bus, off-road and quarry vehicles brand IVECO ASTRA, firefighting brand Magirus and the Iveco Defence Vehicles brand, which focuses on civil protection and defense vehicles. The Commercial and Specialty Vehicles segment will be led by Gerrit Marx, President Commercial and Specialty Vehicles, who newly joins CNH Industrial. Mr. Marx has a strong automotive background, including commercial vehicles, having served for Daimler Trucks and Volkswagen in different world regions.

•  Construction comprising the CASE Construction Equipment and New Holland Construction brands. The Construction segment will be led by Carl Gustaf Göransson, President Construction, who has been responsible for the construction segment since 2016.

•  Powertrain focuses on the FPT Industrial brand, producing powertrains, axles, and transmissions. The Powertrain segment will continue to be led by Annalisa Stupenengo, President Powertrain, who assumed this role in 2015.

•  Financial Services is a global Financial Services player in the agricultural, construction equipment and commercial vehicles industries. The Financial Services segment will continue to be led by Oddone Incisa, President Financial Services, who assumed this role in 2013.

Functions

Given the enhanced focus of our five global operating segments, and the related transfer of business responsibility, the number and size of corporate functions has been reduced and their areas of responsibility streamlined.

Going forward, the corporate functions will focus on core Company tasks, including functional strategies, controls, systems and processes, reducing overheads and enabling faster decision-making and guaranteeing the adequate checks and balances in our new organization. At the same time, resources and funding have been reallocated allowing the Company to accelerate its activities in the areas of, amongst others, automation, vehicle electrification, digitalization and servitization.

•  Finance, M&A and Sustainability will oversee the consolidated financial performance and controls, as well as financial planning & analysis, tax, treasury & risk management, investor relations, mergers & acquisitions and the Company´s sustainability activities.

•  Strategy, Talent, ICT and Digital will manage the Company-wide strategy, internal stakeholder communication and human resources activities. It will also oversee the Company’s information and communication technology infrastructure as well as drive development of connected processes, services and business models.

•  Technology will manage core Company-wide technology programs including the Company’s stronger focus on the areas of automation and electrification.

•  Supply Chain will coordinate Company-wide procurement, manufacturing and quality activities ensuring leverage of scale, sharing of best practices, network optimization as well as continued application of Industry 4.0 concepts.

•  High Growth Markets: Asia, Middle East and Africa (AMEA) and South America (SA) will manage and coordinate regional sales, distribution and business activities across segments for those high growth regions and will manage the Company’s joint ventures and strategic alliances locally.

•  Aftermarket Solutions will ensure global Parts, Technical Service and Service excellence across the operating segments. While primary profit and loss responsibilities will reside within the respective operating segments, as will their commercial realization, the Aftermarket team will ensure accelerated development and deployment of innovative aftermarket concepts.

The functional leaders and GEC members are:

•  Finance, M&A and Sustainability – Max Chiara will continue to serve in his previous roles as Chief Financial Officer, a role he has held since 2013, and Chief Sustainability Officer, a role he has held since 2016.

•  Strategy, Talent, ICT and Digital – Andreas Weishaar, Chief Strategy, Talent, ICT and Digital Officer joins the Company with a rich background having served at AGCO Corporation and Welbilt Inc. in similar roles. Mr. Weishaar started his career at Arthur D. Little.

•  Technology – Alan Berger, former Chief Technical Officer, will assume the role of Chief Technology Officer for the Company.

•  Supply Chain – Tom Verbaeten, former Chief Manufacturing Officer, will assume the role of Chief Supply Chain Officer.

•  High Growth Markets AMEA – Stefano Pampalone, former COO APAC, will assume the role of General Manager Asia, Middle East & Africa (AMEA) and will be responsible for all joint ventures and strategic alliances.

•  High Growth Markets SA – Vilmar Fistarol, former COO Latin America, will assume the role of General Manager South America.

•  Aftermarket Solutions – Luc Billiet, former President Parts and Service, will assume the role of General Manager Aftermarket Solutions.

The Global Executive Committee will be advised as appropriate by Legal, Internal Audit, Compliance, and Corporate Communications.

Implementation of these organizational changes will proceed over the coming months and will include the development of a CNH Industrial strategic business plan based on the new organizational structure and direction.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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CNH Industrial	CNH Industrial

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